May 22, 2015

British Columbia Securities Commission PO Box 10142, Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2	Ontario Securities Commission 20 Queen Street West, 19th Floor, Box 55 Toronto Ontario M5H 3S8

Alberta Securities Commission 600, 250 — 5th Street S.W. Calgary, AB T2P 0R4

Dear Sirs / Mesdames

Re:

Alianza Minerals Ltd. (formerly Tarsis Resources Ltd.) (the "Company")

Notice Pursuant to NI 51 --102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated. May 22, 2015 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

DAVIDSON & COMPANY LLP
Chartered Accountants

cc: TSX Venture Exchange